Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Williams Partners L.P.

Commission File No.: 001-34831

The following is a slide presentation made publicly available in connection with the annual Analyst Day event held on May 13, 2015 for The Williams Companies, Inc (“Williams”) and Williams Partners L.P. (“WPZ”). The slide presentation provides supplemental information regarding the announcement of the proposed merger of Williams and WPZ.

Williams Agrees to Acquire all the Public Outstanding Units of Williams Partners

Don Chappel May 13, 2015

Forward -looking Statements > The reports, filings, and other public announcements of The Williams Companies, Inc. (Williams) and Williams Partners L.P. (WPZ) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward -looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward -looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward -looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward -looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding: – The closing, expected timing, and benefits of the proposed merger of WPZ and SCMS LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Williams (the “Proposed Merger”); – Expected levels of cash distributions by WPZ with respect to general partner interests, incentive distribution rights, and limited partner interests – The levels of dividends to Williams stockholders – Our expected financial results following the Proposed Merger; – Future credit ratings of Williams and WPZ – Amounts and nature of future capital expenditures – Expansion and growth of our business and operations – Financial condition and liquidity – Business strategy – Cash flow from operations or results of operations – Seasonality of certain business components – Natural gas, natural gas liquids, and olefins prices, supply, and demand; and – Demand for our services > Forward -looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward -looking statements include, among others, the following: – Satisfaction of the conditions to the completion of the Proposed Merger, including approval by Williams – Stockholders; 2 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Forward -looking Statements (cont’d) – Whether WPZ will produce sufficient cash flows to provide the level of cash distributions we expect – Whether Williams is able to pay current and expected levels of dividends – Availability of supplies, market demand, and volatility of prices – Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers) – The strength and financial resources of our competitors and the effects of competition – Whether we are able to successfully identify, evaluate and execute investment opportunities – Our ability to acquire new businesses and assets and successfully integrate those operations and assets into our existing businesses as well as successfully expand our facilities – Development of alternative energy sources – The impact of operational and developmental hazards and unforeseen interruptions – Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings – Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans – WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates – Changes in maintenance and construction costs – Changes in the current geopolitical situation – Our exposure to the credit risk of our customers and counterparties – Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings as determined by nationally -recognized credit rating agencies and the availability and cost of capital – The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate – Risks associated with weather and natural phenomena, including climate conditions – Acts of terrorism, including cybersecurity threats and related disruptions and – Additional risks described in our filings with the Securities and Exchange Commission (SEC) > Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward -looking statement, we caution investors not to unduly rely on our forward -looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward -looking statements to reflect future events or developments > In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this presentation. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise > Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K each filed with the SEC on Feb. 25, 2015, and each of our respective quarterly reports on Form 10-Q available from our offices or from our websites at www.williams. com and investor. williams. com. 3 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Important Information This document includes information about an agreement for the acquisition by The Williams Companies, Inc. of all publicly outstanding common units of Williams Partners L.P. Williams and Williams Partners security holders are urged to read the joint solicitation statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the joint solicitation statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the Securities and Exchange Commission’s internet site (http://www. sec.gov . ) Copies of the joint solicitation statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint solicitation statement/prospectus can also be obtained, without charge, by directing a request either to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations. The respective directors and executive officers of Williams and Williams Partners may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about Williams’ directors and executive officers is available in Williams’ annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 25, 2015. Information about Williams Partners’ directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on February 25, 2015. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint solicitation statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 4 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Williams Agrees to Acquire all the Public Outstanding Units of Williams Partners > On May 13, 2015, Williams (WMB) and Williams Partners (WPZ), announced a transaction whereby WMB would acquire all of the public outstanding units of WPZ – Consideration consisting of 100% WMB shares – Each WPZ unitholder will receive WMB shares at a fixed-exchange ratio of 1.115x – The implied WPZ unit price as of May 12, 2015 represents a 14.5% premium to its 10-trading day average closing price and a 12.6% premium to its 20-trading day average closing price – Total equity purchase price of ~$13.8 billion – Taxable transaction to WPZ unitholders (1) and step-up to Williams – Transaction has been approved by the WPZ Conflicts Committee and the WMB and WPZ Boards > In connection with the closing of the transaction, Williams’ Q3 2015 dividend expected to increase to $0.64, or $2.56 annualized, $2.85 for 2016, with follow-on annual dividend growth of approximately 10 to 15% through 2020 > Williams has structured the transaction to maintain a strong credit profile and expects to achieve rating outcomes in-line with WPZ’s current mid-BBB (stable) ratings (1) Taxes paid will vary depending on individual unitholder attributes. 5 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

We make energy happen.™

Compelling Value for Proposition to WMB Shareholders

- Transaction expected to be meaningfully accretive to cash available for dividends ("CAFD")
  - 2016-2018 average annual CAFD accretion of over 10%
  - Coverage to build from over 1.1x in 2016 to nearly 1.2x in 2018
  - Extended duration of best-in-class 10-15% dividend growth through 2020
- Enhanced growth profile and lack of incentive distribution rights expected to significantly lower Williams' cost of capital
  - Attractive funding for its predominantly fee-based growth projects and potential M&A
- Simplified organizational structure is investor and credit positive
  - Expect approximately $84 billion in enterprise value and ~$5.4 billion in 2016 adjusted EBITDA
  - Targeted Debt/EBITDA metrics of low to mid-4x is consistent with mid-BBB rating
  - Designed to eliminate structural subordination between WMB/WPZ
- WMB receives large step-up to shield future taxable income due to taxable nature of transaction
  - $6 billion step-up expected to generate ~$2.1 billion of cash tax savings to be realized over a 15-year period

6 Analyst Day 2015 | May 13, 2015
© 2015 The Williams Companies, Inc. All rights reserved.
Williams.

Compelling Value Proposition for Public WPZ Unitholders > Proposal provides WPZ with meaningful upfront value – Implied WPZ unit price as of May 12, 2015 represents a 14.5% premium to its 10-trading day average closing price – Significant additional upside expected following announcement with anticipated positive market reaction to the transaction • Q3 2015 WMB dividend expected to increase to $0.64 per share and extending 10 to 15% growth rate through 2020 • Coverage to build from over 1.1x in 2016 to nearly 1.2x in 2018 > Expect significantly improved valuation and growth trajectory going forward – Expect improved equity cost-of-capital including the elimination of IDRs to fund attractive projects and potential M&A – Anticipate enhanced ability to sustain current growth profile, even under a challenging operating environment given business mix and strong cash coverage – WMB pro forma designed to retain WPZ’s strong credit metrics 7 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Simplified Organizational Structure WMB Status Quo WMB Pro Forma WMB Shareholders WMB acquires 247mm WMB WPZ units Remaining GP + WPZ 354mm Unitholders Canadian LP Units Assets (1) 247mm WPZ units Atlantic Northeast NGL Access West Gulf G&P Petchem Gulfstream Northwest Transco (50%) Pipeline WMB Shareholders WMB Atlantic Northeast NGL Access West Gulf G&P Petchem (1) Gulfstream Northwest Transco (50%) Pipeline (1) Remaining Canadian Assets will reside at the NGL Petchem operating area in WMB Pro Forma. 8 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Transaction Expected to be Significantly Accretive to Williams’ Dividend per Share > New structure enables Williams to increase its current dividend while extending its best-in-class dividend growth through 2020 > Williams plans to increase its third-quarter 2015 dividend to $0.64, or $2.56 on an annualized basis, with annual dividend growth thereafter of approximately 10 to 15% through 2020 (1) – Williams expects the transaction to close in Q3 2015 > Expecting 2016 dividend of $2.85 per share, representing an increase of $0.17, or 6.3%, from our 2016 guidance of $2.68 and a ~20% increase from prior 2015 dividend guidance $0.64 $0.66 $0.59 $0.60 $0.61 Q2 2015 Q3 2015 Q4 2015 $4.57 $3.21 $4.06 $2.85 $2.47 $3.61 $3.01 $2.38 $2.68 $1.96 $0.78 $1.20 $1.44 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 (1) Dividend increases subject to quarterly approval of the Company’s Board of Directors. (2) Numbers shown represent midpoint of expected range (12.5%) . 9 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Pro Forma Entity with Best-in-Class High Dividend Growth Enterprise Value ($Billions) 139 $150 84 89 89 $100 60 44 $50 22 $0 Pro Forma(1) Comparable Company Data Peer Comparables ($ in millions except per share data) Pro Forma(1) Last Quarter Annualized Distribution Yield 4.00 -4.50% 4.50% 4.41% 3.00% 3.87% 4.08% 3.49% Expected Dividend Growth ~10-15% 10% ~5% 14-16% 8-10% 9% >=10% for 2016 (2) Total Expected Return ~14-19% ~14% ~10% ~17%-19% ~12%-14% ~13% ~13% Expected Dividend Growth Duration Through 2020 Through 2020 Through 2016 2015 Through 2017 Through 2017 Until 2016 (3) Debt / EBITDA 4.4x 5.9x 4.1x 5.9x 5.5x 5.9x 2.9x (1) Assumes a pro forma share price of $60.21 based on an expected Q3 LQA dividend of $2.56 capitalized at a 4.25% yield, ~1bn shares outstanding pro forma for the merger, and year-end 2015 net debt equal to $23.2bn. (2) Total expected return for pro forma Williams based on company guidance. (3) Reflects 2016 leverage metrics pro forma for the transaction. 10 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Cash Available for Dividend Guidance ($ and shares in millions except per share data) 2016 2017 2018 (1) Adjusted WMB EBITDA $5,375 $6,050 $6,800 Less: Maintenance and Corporate Capex (500) (480) (480) Less: Distributions to Non Controlling Interest (195) (230) (215) Less: Interest Expense (1,155) (1,215) (1,330) (2) Less: Cash Taxes (10) (15) (15) Total Cash Available for Dividend $3,515 $4,110 $4,760 Expected Coverage >1.1x ~1.2x Dividends per Share $2.85 $3.21 $3.61 (3) Annual Growth Rate 15.6% 12.5% 12.5% Previous Dividends per Share in Guidance $2.68 $3.01 NA (1) A more detailed schedule reconciling this non-GAAP measure is provided in this presentation. (2) Includes taxes paid in Canada. (3) Reflects third and fourth quarter dividends pro forma for the transaction. 11 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Summary Transaction Timeline > Initial S-4 filing in June 2015 > Expect WMB shareholder vote and closing in Q3 2015 12 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Appendices

WMB Non-GAAP Reconciliations WMB Non -GAAP Disclaimer > This presentation includes certain financial measures – adjusted EBITDA, adjusted income from continuing operations (“earnings”), adjusted earnings per share, cash available for dividends, dividend coverage ratio, distributable cash flow and cash distribution coverage ratio – that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission > Our segment performance measure, modified EBITDA is defined as net income (loss) before income tax expense, net interest expense, equity earnings from equity-method investments, other net investing income, depreciation and amortization expense, and accretion expense associated with asset retirement obligations for nonregulated operations. We also add our proportional ownership share (based on ownership interest) of modified EBITDA of equity investments. > Adjusted EBITDA further excludes items of income or loss that we characterize as unrepresentative of our ongoing operations and may include assumed business interruption insurance related to the Geismar plant. Management believes this measure provides investors meaningful insight into results from ongoing operations > For Williams, cash available for dividends is defined as cash received from its ownership in MLPs, cash received (used) by its NGL & Petchem Services segment (other than cash for capital expenditures) less interest, taxes and maintenance capital expenditures associated with Williams and not the underlying MLPs. We also calculate the ratio of cash available for dividends to the total cash dividends paid (dividend coverage ratio). This measure reflects Williams’ cash available for dividends relative to its actual cash dividends paid. This transaction will result in the calculation of cash available for dividends beginning with adjusted Williams EBITDA rather than the cash received from its ownership in MLPs and cash received (used) by its NGL & Petchem Services segment (other than cash for capital expenditures) and also will be reduced by distributions to non-controlling interests. > This presentation is accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are accepted financial indicators used by investors to compare company performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of the Company’s assets and the cash that the business is generating. > Neither adjusted EBITDA, adjusted income from continuing operations nor cash available for dividends are intended to represent cash flows for the period, nor are they presented as an alternative to net income or cash flow from operations. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles. 14 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

WMB Net Income to Adjusted EBITDA Reconciliation WMB Net Income to Adjusted EBITDA ($ in millions) 2016 2017 2018 Low Base High Low Base High Low Base High Net income from continuing operations 1,255 1,385 1,515 1,570 1,720 1,870 1,735 1,925 2,115 1 Add: Net interest expense 1,120 1,115 1,110 1,185 1,175 1,165 1,325 1,315 1,305 Add: Provision for income taxes 620 700 780 815 900 985 930 1,050 1,170 Add: Depreciation & amortization (DD&A) 1,870 1,870 1,870 1,945 1,945 1,945 2,110 2,110 2,110 Less: Equity earnings from investments (495) (505) (515) (645) (660) (675) (755) (780) (805) 2 Add: Proportionate share of EBITDA from investments 800 810 820 955 970 985 1,155 1,180 1,205 Adjusted EBITDA $5,170 $5,375 $5,580 $5,825 $6,050 $6,275 $6,500 $6,800 $7,100 2 0 1 6 2 0 1 7 2 0 1 8 2) Proportionate Share of EBITDA from investments: Low Base High Low Base High Low Base High Net income from continuing operations $495 $505 $515 $645 $660 $675 $755 $780 $805 Add: Net interest expense 58 58 58 61 61 61 56 56 56 Add: Depreciation & amortization (DD&A) 226 226 226 236 236 236 287 287 287 Other 21 21 21 13 13 13 57 57 57 Adjusted EBITDA from Equity Investments $800 $810 $820 $955 $970 $985 $1,155 $1,180 $1,205 1) Includes capitalized interest and interest amortization 15 Analyst Day 2015 | May 13, 2015 © 2015 The Williams Companies, Inc. All rights reserved.

Important Information:

This communication includes information about an agreement for the acquisition by The Williams Companies, Inc. of all publicly outstanding common units of Williams Partners L.P. Williams and Williams Partners security holders are urged to read the joint solicitation statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the joint solicitation statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the Securities and Exchange Commission’s (the “SEC”) internet site (http://www.sec.gov). Copies of the joint solicitation statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint solicitation statement/prospectus can also be obtained, without charge, by directing a request either to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

The respective directors and executive officers of Williams and Williams Partners may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934, as amended) in respect of the proposed transaction. Information about Williams’ directors and executive officers is available in Williams’ annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 25, 2015. Information about Williams Partners’ directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on February 25, 2015. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The reports, filings, and other public announcements of The Williams Companies, Inc. (Williams) and Williams Partners L.P. (WPZ) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The closing, expected timing, and benefits of the proposed merger of WPZ and SCMS LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Williams (the “Proposed Merger”);

•	Expected levels of cash distributions by WPZ with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	The levels of dividends to Williams stockholders;

•	Our expected financial results following the Proposed Merger;

•	Future credit ratings of Williams and WPZ;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations or results of operations;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids, and olefins prices, supply, and demand; and

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Satisfaction of the conditions to the completion of the Proposed Merger, including approval by Williams stockholders;

•	Whether WPZ will produce sufficient cash flows to provide the level of cash distributions we expect;

•	Whether Williams is able to pay current and expected levels of dividends;

•	Availability of supplies, market demand, and volatility of prices;

•

Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets into our existing businesses as well as successfully expand our facilities;

•	Development of alternative energy sources;

•	The impact of operational and developmental hazards and unforeseen interruptions;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers and counterparties;

•

Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings as determined by nationally-recognized credit rating agencies and the availability and cost of capital;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this presentation. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K each filed with the SEC on Feb. 25, 2015, and each of our respective quarterly reports on Form 10-Q available from our offices or websites at www.williams.com and investor.williams.com.